SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: March, 2012	Commission File Number: 002-09048

THE BANK OF NOVA SCOTIA

(Name of registrant)

44 King Street West, Scotia Plaza, 8th floor, Toronto, Ontario, M5H 1H1

Attention: Secretary’s Department (Tel.: (416) 866-3672)

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: March 6, 2012	By:	/s/ Sue Graham-Parker
Name: Sue Graham-Parker
Title: Senior Vice-President Public, Corporate and Government Affairs

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release Dated March 6, 2012 - Scotiabank reports strong first quarter earnings of $1.4 billion and increased its quarterly dividend by 3 cents per share